April 28, 2021

VIA EDGAR TRANSMISSION

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:     Ms. Folake Ayoola

Re:	Columbus McKinnon Corporation

Registration Statement on Form S-1 (File No. 333-255375)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), J.P. Morgan Securities LLC, as representative of the several underwriters, hereby joins in the request of Columbus McKinnon Corporation (the “Company”) for acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-255375) (the “Registration Statement”) of the Company. We respectfully request that the Registration Statement become effective as of 2:00 p.m., Eastern Time, on April 29, 2021, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Hodgson Russ LLP, may orally request via telephone call to the staff of the Securities and Exchange Commission (the “Commission”).

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Thank you for your assistance in this matter.

Very truly yours,

As representative of the several underwriters

J.P. Morgan Securities LLC

By:	/s/ Manoj Vemula
Name:	Manoj Vemula
Title:	Executive Director